EXHIBIT 99.1

Golar LNG enters into an agreement to supply a FLNG unit to BP for phase 1 of the Greater Tortue / Ahmeyim Project, West Africa

Golar LNG Limited ("Golar" or "the Company") (NASDAQ: GLNG) announces today that Gimi MS Corporation ("Gimi MS"), a newly incorporated subsidiary of the Company, has entered into a 20-year Lease and Operate Agreement ("LOA") with BP for the charter of an FLNG unit, Gimi, to service the Greater Tortue Ahmeyim project.

Expected to commence production in 2022, the FLNG Unit Gimi will liquefy gas as part of the first phase of the Greater Tortue Ahmeyim project and be located at an innovative nearshore hub located on the Mauritania and Senegal maritime border. FLNG Gimi is designed to produce an average of approximately 2.5 million tonnes of LNG per annum, using the Black & Veatch "Prico" liquefaction process, with the total gas resources in the field estimated to be around 15 trillion cubic feet.

Concurrent with its entry into the LOA, Gimi MS has entered into a Subscription Agreement (subject to closing conditions) with First FLNG Holdings Pte. Ltd., an indirect wholly-owned subsidiary of Keppel Capital, in respect of their participation in a 30% share of FLNG Gimi.  Gimi MS will construct, own and operate FLNG Gimi and First FLNG Holdings Pte. Ltd. will subscribe for 30% of the total issued ordinary share capital of Gimi MS for a subscription price equivalent to 30% of the project cost. LNG carrier Gimi has been relocated from layup to Keppel Shipyard in Singapore where conversion works are expected to commence soon.

Construction of FLNG Gimi is expected to cost approximately $1.3 billion, excluding financing costs. Once accepted under the contract, annual earnings before interest, tax, depreciation and amortization of approximately $215 million with potential upside for over performance are expected.  Golar is also in the final stages of receiving an underwritten credit commitment for a $700 million long-term financing facility from a syndicate of international banks that will be available during construction.  Golar's plan is that together with other financing facilities, by the end of the 4-year construction period the anticipated maximum total equity contribution from the Company in respect of its 70% stake will be approximately $300 million.

Commenting on the LOA, Golar CEO Iain Ross said, "This landmark 20-year agreement with BP, which is Golar's second FLNG tolling agreement, is the culmination of a lot of hard work and commitment from the project and commercial teams that commenced late 2017.  The potential of Golar's floating LNG solution was reinforced by FLNG Hilli Episeyo's proof of concept, Heads of Terms were agreed with BP and its partners in April 2018 and work has been ongoing via the previously reported Limited Notice to Proceed.  Golar is delighted to have the opportunity to demonstrate the safe and reliable operation, quality and value of its FLNG offering to such a world class energy company as BP and looks forward to safely delivering and building on this long-term relationship over the decades ahead".

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management's current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue," or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

  our inability and that of our counterparty to meet our respective obligations under the Lease and Operate agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project;
  changes in our relationships with our counterparties, including our major chartering parties;
  failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
  changes in our ability to obtain additional financing on acceptable terms or at all;
  increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance as well as the cost of constructing the FLNG Gimi;
  changes in general domestic and international political conditions, particularly where FLNG Gimi will operate;
  a decline or continuing weakness in the global financial markets; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Hamilton, Bermuda

February 26, 2019

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan